SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Be Safe Services, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   073318 10 7
                      (CUSIP Number of Class of Securities)

                            Teresa Crowley, President
                              TBC Investments, Inc.
                             321 N. Kentucky Avenue
                             Lakeland, Florida 33801
                                 (863) 683-5523
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2001
                          (Date of Event which Requires
                            Filing of this Schedule)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 073318 10 7                                                Page 2 of 5

                                  SCHEDULE 13D
------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  TBC Investments, Inc.
------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                        (b) [X]*
------------------------------------------------------------------------------
         3        SEC USE ONLY

------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*   OO

------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Florida
------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
                                                750,000
 NUMBER OF        ------------------------------------------------------------
    SHARES                          8       SHARED VOTING POWER
  OWNED BY                                          --
    EACH          ------------------------------------------------------------
 REPORTING                          9       SOLE DISPOSITIVE POWER
PERSON WITH                                       750,000
                  ------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                                      --
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                  750,000
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.14%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------
*TBC Investments, Inc. acquired these shares as a result of being a shareholder of First National Data Bank, Inc., accordingly it may be considered a member of their group of other shareholders.

CUSIP No. 073318 10 7                                                Page 3 of 5

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of Be Safe Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 1517 East Seventh Avenue, Suite C, Tampa, Florida 33605.

Item 2.  Identity and Background.

         (a) This statement is filed by TBC Investments, Inc. (the "Reporting Person"), a Florida corporation.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of TBC Investments, Inc. is 321 N. Kentucky Avenue, Lakeland, Florida 33801.

         (c) TBC Investments, Inc. is a private investment company.

         (d) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor, to the best of its knowledge, any of its director, executive officers, general partners or member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 14, 2001, the Issuer completed the acquisition of all of the issued and outstanding shares of First National Data Bank, Inc. Pursuant to the transaction, the Issuer issued an aggregate of 5,975,500 shares to the (33) shareholders of First National Data Bank, Inc. Included in that number of shares was the 750,000 shares issued to TBC Investments, Inc. The shares of First National Data Bank that TBC Investments, Inc. exchanged in connection with the above described transaction were paid for out of personal funds and services rendered by TBC Investments, Inc. to First National Data Bank, Inc.

CUSIP No. 073318 10 7                                                Page 4 of 5

Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by TBC Investments, Inc. were acquired for, and are being held for, investment purposes. The shares were acquired in connection with the Issuers acquisition of First National Data Bank.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on December 19, 2001 the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 750,000 shares of Common Stock. As of December 19, 2001, these shares represented 7.14% of the sum of the 10,510,500 total shares of Common Stock outstanding as reported.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including October 14, 2001 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 073318 10 7                                                Page 5 of 5


Item 7.  Material to be Filed as Exhibits.

         None


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               TBC INVESTMENTS, INC.



Dated:  December 19, 2001                      By:   /s/ Teresa Crowley
                                                    ----------------------------
                                                      Teresa Crowley, President